

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

William J. Walljasper
Chief Financial Officer
Casey's General Stores, Inc.
One Convenience Boulevard
Ankeny, Iowa 50021

> **Re:** **Casey's General Stores, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Response Dated March 19, 2015**
> **File No. 001-34700**

Dear Mr. Walljasper:

We have reviewed your March 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Store Sales Growth by Category, page 25

1. We note your response to comment 2. In addition to disclosure of the program's current geographic markets, its possible expansion prospects, and future significant agreements, in future filings please provide a narrative description of the Fuel Saver Program and the mechanics by which it drives same-store sales.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief